GIANT 5 FUNDS

MEMORANDUM IN RESPONSE TO SEC COMMENTS
TO POST-EFFECTIVE AMENDMENT NO. 6 TO THE
REGISTRATION STATEMENT ON FORM N-1A

This Memorandum is being filed in response to comments of the Staff with respect to Post-Effective Amendment No.6 to the Registration Statement on Form N-1A of the Giant 5 Funds (the “Funds”) as transmitted by Mr. Vince DiStefano of the U.S. Securities and Exchange Commission (the “Commission”) by telephone on July 9, 2010.  Set forth below is a summary of each comment and the Funds’ response thereto.  Questions regarding the following should be addressed to Wade C. DeArmond, UMB Fund Services, Inc., 803 West Michigan Street, Milwaukee, Wisconsin 53233 (414-299-2449).

Summary Section Comments

1.	Comment: Remove the Funds’ logo and trust name from the front cover of the prospectus.

Response:  The logo and trust name have been removed.

2.	Comment: In this memorandum, please describe how the two funds, Giant 5 Total Investment System and Giant 5 Total Index System, differ.

Response: Each fund is a fund-of-funds, however, the Total Investment System invests in actively managed mutual funds while the Total Index System invests only in exchange traded funds (“ETFs”) and index funds.

3.	Comment: Delete the following sentence from the first page of the Summary Section: “This Prospectus describes the Institutional/Investor share of the Giant 5 Funds.”

Response:  The sentence has been deleted.

4.
Comment:  In this memorandum, describe why the use of the term “Index” in the name of the Giant 5 Total Index System fund is allowable in light of the fact that the fund does not seek to mirror the investments or performance of a particular index.

Response:  While the Giant 5 Total Index System does not seek to mirror a particular index, its strategy is to invest solely in index funds and ETFs that seek to mirror indices.  Thus, the fund is an “Index System” as its name describes.  This issue was discussed with the Commission upon the filing of the Funds’ initial registration statement, and again with Mr. Jeremiah DeMichaelis of the Commission in September 2007.  In each event, the use of the term “Index” in the name of the Fund was determined to be permissible.

5.	Comment: Delete the “Wire Fee and Overnight Check Delivery Fee” from the “Fee Table” for each fund.

Response:  The fee has been deleted.

6.	Comment: For each fund, change the footnote to the “Fee Table” so that it reflects the language permitted by Item 3(3)(f)(vii) of Form N-1A.

Response:  The footnote has been updated accordingly.

7.	Comment: Add each fund’s portfolio turnover rate in the “Portfolio Turnover” section of the Institutional shares prospectus (previously omitted).

Response:  The portfolio turnover rate of each fund has been added to the Institutional shares prospectus.

8.
Comment:  In this memorandum, with respect to the “Principal Investment Strategies,” indicate that the Funds are not concentrated in any of the “5 Essential Themes” – Real Estate, Energy, Raw Materials, Bonds and Capital Markets.

Response:  The Funds do not concentrate in any one of the 5 Essential Themes and seek to remain equally invested among the Themes.

9.
Comment:  Under “Principal Investment Strategies,” add a description of the types of “securities” referenced in each of the 5 Essential Themes and define the phrase “principally engaged in or related to” as it us used in describing the 5 Essential Themes.

Response:  The following paragraph has been added directly following the 5 Essential Themes:

The equity securities in which an Underlying Fund may invest include primarily common stock, preferred stock and warrants.  An issuer is principally “engaged in” or principally “related to” a certain industry if at least 50 percent of its total assets, gross income, or net profits are attributable to ownership, activities, products or services related to that industry.

10.	Comment: Under “Principal Investment Strategies,” discuss how securities are selected for the Funds and how the manager determines when to sell.

Response:  The following paragraph has been added to the “Principal Investment Strategies” for each fund:

When determining whether to invest in or sell an Underlying Fund in the Fund’s portfolio, the Fund’s investment advisor primarily considers the Underlying Fund’s representation of a Theme, its fees and expenses, its absolute performance, in particular its returns during the most recent 1 through 5 year periods, as well as the Underlying Fund’s performance relative to the applicable index, style drift, geographic diversification and asset management tenure.

11.
Comment:  Under “Principal Investment Strategies,” include a description of the principal strategies employed with respect to the use of derivatives.  Also, in this memorandum, describe the Funds’ use of derivatives during the most-recent fiscal year ended March 31, 2010.

Response:  The Funds did not invest in any derivatives during the last fiscal year.  The following paragraph is included in the “Principal Investment Strategies” section for each fund:

When Underlying Funds are unavailable or unable to produce superior representation in a Theme, cost savings or performance, the Fund may invest directly in derivative instruments to gain access to certain indexes, such as swap agreements, forward contracts and futures, but has no present intention to do so.

12.	Comment: Under “Principal Risks of Investing,” include a summary of each risk instead of a bulleted list of risks.

Response:  The “Principal Risks of Investing” for each fund has been updated to include the following risk summaries:

•
Underlying Fund Risks – By investing in shares of an Underlying Fund, each Fund indirectly pays a portion of management fees and other expenses of the Underlying Fund, including any applicable sales charges. Therefore, you may pay higher total operating expenses and other costs than you might pay by owning each of the Underlying Funds directly.

Because the Underlying Funds may invest in certain asset classes and/or specific investment styles, such as growth stocks or value stocks, the risks associated with that asset class or investment style will affect the Underlying Fund and the Fund in proportion to the percentage of the Fund’s assets invested in the Underlying Fund. The principal risks that are expected to be associated with the Underlying Funds are described below.

If a Fund invests in Underlying Funds that use margin, leverage, short sales and other forms of financial derivatives, such as options and futures, an investment in the Fund may be more volatile than investments in other mutual funds.

•
Index Funds – Index funds employ a passive management approach, which is expected to result in performance that is approximately the same as that of an index. While an Underlying Fund attempts to replicate the investment results of an index, the Underlying Fund’s investment results generally will not be identical to those of the index because of the fees and expenses borne by the Underlying Fund and investor purchases and sales of Underlying Fund shares, which can occur daily.

•
Exchange Traded Funds – ETFs are baskets of securities that are, like stocks, traded on exchanges such as the NYSE Amex and the New York Stock Exchange. ETFs are priced continuously and trade throughout the day. ETFs may track a securities index, a particular market sector, or a particular segment of a securities index or market sector. ETFs and index funds can experience many of the same risks associated with individual securities. ETFs are subject to market risk where the market as a whole, or that specific sector, may decline. ETFs may trade at a discount to the aggregate value of the underlying securities. The underlying securities in an ETF may not follow the price movements of an entire industry or sector. Trading in an ETF may be halted if the trading in one or more of the ETFs underlying securities is halted. Although the expense ratio for ETFs are generally low, frequent trading of ETFs by a mutual fund can generate brokerage expense.

•
Asset Allocation Risk – The Fund’s strategy to gain exposure to the Themes in substantially equal portions is intended to provide consistent, quality performance for the Fund, but there is no guarantee that such strategy will produce the desired results. It is possible that the Fund will invest in an Underlying Fund that performs poorly or a sub-class within a Theme, which underperforms other sub-classes.

•
Non-Diversification Risk – Focusing investments in a small number of issuers, industries or foreign currencies increases risks. Funds that are “non-diversified” may invest a greater percentage of their assets in the securities of a single issuer than Funds that are “diversified”. The Fund is non-diversified and an Underlying Fund may be non-diversified. Funds that invest in a relatively small number of issuers are more susceptible to risks associated with a single economic, political or regulatory occurrence than a more diversified portfolio might be. Some of those issuers also may present substantial credit or other risks.

•	Management Risk – The risk that the investment advisor of the Fund and those of the Underlying Funds may make investment decisions that are detrimental to the performance of the Fund.

•
Market Risk – The market price of securities owned by the Fund or any Underlying Fund may go up or down, sometimes rapidly or unpredictably. Securities may decline in value due to factors affecting securities markets generally or particular industries represented in the securities markets. The value of a security may decline due to general market conditions which are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment generally. They may also decline due to factors which affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry. During a general downturn in the securities markets, multiple asset classes may decline in value simultaneously. Equity securities generally have greater price volatility than fixed income securities.

•
Issuer Risk – The price of an individual security or particular type of security can be more volatile than the market as a whole and can fluctuate differently than the market as a whole. An individual issuer’s securities can rise or fall dramatically with little or no warning based upon reasons which directly relate to the issuer such as earning reports, management issues and the development of new products.

In addition, among the principal risks that are expected to be associated with investing in the Underlying Funds and therefore affect the total return of the Fund are:

•
Equity Risk – The values of equity securities may decline due to general market conditions which are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment generally. They may also decline due to factors which affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry. Equity securities generally have greater price volatility than fixed income securities.

Certain Underlying Funds may invest in mid- to small-cap stocks which tend to present greater risks than large-cap stocks because they are generally more volatile and can be less liquid. In addition, to the extent a Fund or Underlying Fund invests in a growth stock or value fund, it will be subject to the risk that their intrinsic values may never be realized by the market and their returns will trail those of other asset classes or the overall stock market. Investment in growth stocks may lack the dividend yield that can cushion stock prices in market downturns.

•
Fixed Income Securities – The value of fixed income securities will fluctuate with changes in interest rates. Generally, a rise in interest rates causes a decline in the value of fixed income securities and the market price of securities with longer maturities will increase or decrease more in response to changes in interest rates than shorter-term securities.

Inflation-indexed securities, including Treasury Inflation-Protected Securities (“TIPS”), decline in value when real interest rates rise. In certain interest rate environments, such as when real interest rates are rising faster than nominal interest rates, inflation-indexed securities may experience greater losses than other fixed income securities with similar durations.

•
Interest Rate Risk – As nominal interest rates rise, the value of fixed income securities held by an Underlying Fund is likely to decrease. Securities with longer durations tend to be more sensitive to changes in interest rates, usually making them more volatile than securities with shorter durations. A nominal interest rate can be described as the sum of a real interest rate and an expected inflation rate.

•
Credit Risk – An Underlying Fund, and as a result the Fund, could lose money if the issuer or guarantor of a fixed income security, or the counterparty to a derivatives contract or repurchase agreement, is unable or unwilling to make timely principal and/or interest payments, or to otherwise honor its obligations. Securities are subject to varying degrees of credit risk, which are often reflected in credit ratings. Municipal bonds are subject to the risk that litigation, legislation or other political events, local business or economic conditions, or the bankruptcy of the issuer could have a significant effect on an issuer’s ability to make payments of principal and/or interest.

•
International Securities Risks – Foreign securities involve investment risks different from those associated with domestic securities. Foreign investments may be riskier than U.S. investments because of unstable international political and economic conditions, foreign controls on investment and currency exchange rates, withholding taxes, or a lack of adequate company information, liquidity, and government regulation.  Although the Fund expects that Underlying Funds will only invest in foreign issuers that are domiciled in nations considered to have stable and friendly governments, there is the possibility of expropriation, confiscation, taxation, currency blockage, or political or social instability, including war, that could negatively affect the Fund.

•
Currency Risk – Underlying Funds that invest directly in foreign (non-U.S.) currencies or in securities that trade in, and receive revenues in, foreign (non-U.S.) currencies are subject to the risk that those currencies will decline in value relative to the U.S. dollar, or, in the case of hedging positions, that the U.S. dollar will decline in value relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by U.S. or foreign governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the U.S. or abroad. As a result, the Underlying Fund’s investments in foreign currency-denominated securities may reduce the returns of the Fund.

•
Real Estate Risk – An Underlying Fund that invests in real estate securities is subject to risks similar to those associated with direct ownership of real estate, including losses from casualty or condemnation, and changes in local and general economic conditions, supply and demand, interest rates, zoning laws, regulatory limitations on rents, property taxes and operating expenses.

An Underlying Fund that purchases mortgage-related securities is subject to certain additional risks. Rising interest rates tend to extend the duration of mortgage-related securities, making them more sensitive to changes in interest rates. As a result, in a period of rising interest rates, a Fund that holds mortgage-related securities may exhibit additional volatility. This is known as extension risk. In addition, mortgage-related securities are subject to prepayment risk. When interest rates decline, borrowers may pay off their mortgages sooner than expected. This can reduce the returns of a Fund because the Fund will have to reinvest that money at the lower prevailing interest rates. This is known as contraction risk.

•
Real Estate Investment Trusts Risk (“REITs”) – Securities issued by real estate investment trusts (“REITs”) are subject to additional risks to the “Real Estate Risks” described above, such as poor performance by the manager of the REIT, adverse changes to the tax laws or failure by the REIT to qualify for tax-free pass-through of income under the Internal Revenue Code of 1986, as amended. In addition, some REITs have limited diversification because they invest in a limited number of properties, a narrow geographic area, or a single type of property. Also, the organizational documents of a REIT may contain provisions that make changes in control of the REIT difficult and time-consuming.

•
Energy Sector Risk – Companies in the industry sector are subject to various risks including: effects on the profitability from changes in worldwide energy prices and exploration, and production spending; adverse effects from changes in exchange rates, government regulation, world events and economic conditions; market, economic and political risks of the countries where energy companies are located to do business; and risks for environmental damage claims.

•
Raw Materials Risk – Investing in natural resources can be riskier than other types of investment activities because of a range of factors, including price fluctuation caused by real and perceived inflationary trends and political developments; and the cost assumed by natural resource companies in complying with environmental and safety regulations.

•
Industry Concentration Risk – Certain Underlying Funds may concentrate their investments in a particular industry or industries. Concentration risk results from maintaining exposure to issuers conducting business in a specific industry. The risk of concentrating investments in a particular industry is that an Underlying Fund will be more susceptible to the risks associated with that industry than a fund does not concentrate its investments.

•
Geographic Concentration Risk – An Underlying Fund may invest a substantial portion of its assets in issuers located in a single country or a limited number of countries. If the fund concentrates its investments in this manner, it assumes the risk that economic, political and social conditions in those countries will have a significant impact on its investment performance. An Underlying Fund’s investment performance may also be more volatile if it concentrates its investments in certain countries, especially emerging countries.

•
Leveraging Risk – Certain Underlying Funds may use leveraging techniques. The use of leverage may cause an Underlying Fund to liquidate portfolio positions when it may not be advantageous to do so to satisfy its obligations or to meet segregation requirements. In addition, leverage, including borrowing, may cause an Underlying Fund to be more volatile than if the Fund had not been leveraged. This is because leverage tends to exaggerate the effect of any increase or decrease the value of an Underlying Fund’s portfolio securities.

13.	Comment: Under “Principal Risks of Investing,” include a description of the risks of non-diversification.

Response:  A description of non-diversification risks has been added.  Please see the Response to Comment 12.

14.
Comment:  Add a description of “Investment Expense Risk” to the “Principal Risks of Investing” that discloses the fact that shareholders of the Funds indirectly bear the expenses associated with investing in the portfolio funds.

Response:  Such a description is contained in the “Underlying Fund Risks.”  Please see the Response to Comment 12.  Upon discussion of this issue with Mr. John Griskevich of the Commission on July 26, 2010, the disclosure contained in “Underlying Fund Risk” was deemed sufficient and the addition of a new “Investment Expense Risk” unnecessary.

15.
Comment:  For the Institutional shares prospectus, indicate in various areas throughout the “Past Performance” section for each fund that the performance figures presented relate to the Investor class of shares.

Response:  Such indications added throughout the “Past Performance” section for each fund.

16.	Comment: In the “Past Performance” section of each fund, add the parenthetical “(before and after taxes)” to the last sentence of the first paragraph.

Response:  The parenthetical has been added.

17.	Comment: In the “Average Annual Total Return” table for each fund, indicate which index is represented where “NASDAQ” is listed.

Response:  The tables have been updated to indicate the “NASDAQ Composite” index.

18.	Comment: Delete the investment adviser’s address from the “Management” section.

Response:  The address has been deleted.

19.	Comment: Add the statement required by General Instruction 3(c)(iii) to Form N-1A after the “Management” section for each fund.

Response:  The following statement has been added for each fund:

For important information about purchase and sale of Fund shares, tax information, and financial intermediary compensation, please turn to page [XX].

20.	Comment: Under “Tax Information,” remove language describing the frequency of income and capital gains distribution.

Response:  The language discussed has been removed.

Statutory Section Comments

21.
Comment: Under the “Investment Objective, Policies and Strategy” sections for each fund, indicate whether the investment objective can be changed without shareholder approval and the notice requirement thereto.

Response:  The following language has been added to the investment objective for each fund:

The Fund’s investment objective is non-fundamental and can be changed by the Board without shareholder approval, after giving shareholders 60 days advance notice of the change.

22.	Comment: Under “Principal Risk Factors,” confirm whether the “Underlying Fund Risks” are principal risks. If not, relegate as non-principal.

Response:  Risks determined to be principal risk.

23.	Comment: Under “Principal Risk Factors,” add a disclosure of the risks of “expropriation, nationalization and war” to “International Securities Risks.”

Response:  “International Securities Risks” disclosure has been updated as in accordance with the Comment.  The updated “International Securities Risk” disclosure is included in the Response to Comment 12.

24.	Comment: Under “Principal Risk Factors,” add a description of the maximum limitations (percentage) on the Funds’ investments in illiquid securities.

Response:  The following sentence has been added to the “Illiquidity Risk” description:

The Fund may invest up to 15% of its net assets in illiquid securities.

25.
Comment:  Add the Investor shares financial highlights tables to the “Financial Highlights” section of the Institutional shares prospectus and disclose the fact that such information relates to the Investor shares.

Response:  Investor shares financial highlights added and labeled as such.